Steve Lin To Call Writer Directly +8610 5737 9315 steve.lin@kirkland.com	58th Floor, China World Tower A No.1 Jian Guo Men Wai Avenue Beijing 100004, P.R. China Telephone: +8610 5737 9300 Facsimile: +8610 5737 9301 www.kirkland.com

May 17, 2023

CONFIDENTIAL

Robert Shapiro

Lyn Shenk

Rucha Pandit

Dietrich King

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jinxin Technology Holding Company

Draft Registration Statement on Form F-1

Confidentially Submitted March 27, 2023

CIK No. 0001967631

Dear Mr. Shapiro, Ms. Shenk, Ms. Pandit and Mr. King:

On behalf of our client, Jinxin Technology Holding Company, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 21, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 27, 2023 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

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Securities and Exchange Commission May 17, 2023 Page 2

Draft Registration Statement on Form F-1

Cover Page

1.	We note your intention to apply for the listing of your ADS’s on either the NYSE or Nasdaq Global Select Market. Please revise your disclosure here to clearly state whether your offering is contingent upon the listing of your ADS’s on the NYSE or Nasdaq Global Select Market. If this offering is not contingent upon such listing, please provide risk factor disclosure that explains the risk of purchasing securities for which there is no market.

In response to the Staff’s comment, the Company has added the referenced disclosure on the cover page and page 14 of the Revised Draft Registration Statement.

2.	Please revise your disclosure on the cover page to address recent statements and regulatory actions by China’s government relating to education and after-school tutoring have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. In this regard, we note that the Alleviating Burden Opinion may have materially and adversely affected and may continue to affect your business, operations and financial condition.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

3.	Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. In this regard, we note your disclosure that “‘we,’ ‘us,’ ‘our company,’ ‘our’ and ‘our or ‘Jinxin Technology’” also refers to the consolidated VIE. Additionally, we note your discussion on page 162 of the federal income tax implications of failure to own stock in “our VIEs.”

In response to the Staff’s comment, the Company has revised the relevant disclosure throughout the Revised Draft Registration Statement as applicable.

4.	We note your discussion of cumulative capital contributions and representations that 1) no other cash or asset was transferred within your organization and 2) you have not previously declared or paid any cash dividend or dividend in kind, and have no plan to declare or pay any dividends in the near future. Please revise your disclosure here to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

5.	Please state on the cover page whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIE or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, the Company has added the referenced disclosure on the cover page of the Revised Draft Registration Statement.

Securities and Exchange Commission May 17, 2023 Page 3

6.	We note your disclosure on page 6 that you “do not have cash management policies and procedures in place that dictate how funds are transferred” through the company. Please state on the cover page that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has added the referenced disclosure on the cover page of the Revised Draft Registration Statement.

7.	We note your disclosure that you “may be subject to the risk of trading prohibitions under the Holding Foreign Companies Accountable Act, or the HFCA Act.” Please revise your disclosure to reflect that the Holding Foreign Companies Accountable Act has been amended by the Consolidated Appropriations Act as of 2023. Please also make conforming revisions in your Prospectus Summary and Risk Factors sections.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 10 and 51 to 52 of the Revised Draft Registration Statement.

Prospectus Summary

Our Business, page 1

8.	We note your representation here and on pages 73, 94 and 98 that you are the “largest digital textbook platform” for K-9 students in China according to Frost & Sullivan. Please revise your disclosure to clarify by what metric you are the largest digital textbook platform for the stated demographic.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 74, 95 and 99 of the Revised Draft Registration Statement.

Summary of Risk Factors, page 3

9.	Please revise your Summary of Risk Factors to ensure that each risk factor has a cross-reference to the relevant individual detailed risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 to 6 of the Revised Draft Registration Statement.

Corporate History and Structure, page 5

10.	Please revise the diagram of the company’s corporate structure. The diagram should use dashed lines without arrows with respect to the relationship with the VIE.

In response to the Staff’s comment, the Company has revised the diagram of its corporate structure on pages 6 and 68 of the Revised Draft Registration Statement.

Securities and Exchange Commission May 17, 2023 Page 4

Transfer of Funds and Other Assets, page 6

11.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors. Lastly, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

The Company respectfully submits that:

●	The Company has revised the disclosure of how cash is transferred through its organization on page 7 of the Revised Draft Registration Statement under the subsection headed “Transfer of Funds and Other Assets.”

●	The Company has no plan to distribute earnings or settle amounts owed under the VIE agreements. The Company has revised the disclosure to reflect such intentions on page 8 of the Revised Draft Registration Statement under the subsection headed “Transfer of Funds and Other Assets.”

●	The Company has described in the Revised Draft Registration Statement the restrictions on foreign exchange and its ability to transfer cash between entities, across borders, and to U.S. investors, as well as the restrictions and limitations on its ability to pay dividends. The Company respectfully directs the Staff’s attention to the subsection headed “Restrictions on Foreign Exchange and our Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors” on page 8 of the Revised Draft Registration Statement for such disclosures.

●	The Company has added the referenced cross-reference on page 8 of the Revised Draft Registration Statement.

Conventions Which Apply to This Prospectus, page 10

12.	We note your definition of “China” and the “PRC” appears to exclude the special administrative regions of Hong Kong and Macau. Please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. This disclosure may appear in the definition itself or in an appropriate discussion of legal and operational risks.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 11 of the Revised Draft Registration Statement.

13.	Please define “K-9” as you use the term in the prospectus.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 11 of the Revised Draft Registration Statement.

14.	We note your statements on page 11 that “[w]e have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors . . . . [t]hese and other factors could cause results to differ materially from those expressed in these publications and reports.” It is not appropriate to imply that you are not liable for information included in your registration statement. Accordingly, please delete the statements referenced above or state specifically that you are liable for the disclosure included in the registration statement that is based on third-party sources. Please make conforming revisions to the similar declamatory language on page 85.

In response to the Staff’s comment, the Company has deleted the referenced statements from the Revised Draft Registration Statement.

Securities and Exchange Commission May 17, 2023 Page 5

Risk Factors

If we are not able to continue to attract and retain users . .. . , page 21

15.	It appears you generate revenue from partnerships with “major telecom and broadcast operators and hardware manufacturers in China.” To the extent your business is materially dependent on such partnerships, please include a separate risk factor identifying these third-parties and disclose the material terms of any agreements you have with them. Also, please file any such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

The Company has revised the disclosure on pages 27, 83 and 101 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company considers its business materially dependent on the partnership with a subsidiary of a major telecom and broadcast operator in China, and therefore the cooperation agreement between such business partner and the Company falls under Item 601(b)(10)(ii)(B) of Regulation S-K. The Company has filed the form of such agreement as exhibit to the Revised Draft Registration Statement. The Company further advises the Staff that the Company does not deem its business materially dependent on the partnership with other telecom and broadcast operators or hardware manufacturers, since no other business partners accounted for more than 10% of the Company’s total revenue in 2021 or 2022.

A severe and prolonged global economic recession and the slowdown in the Chinese economy . .. , page 23

16.	Please provide any material updates to your COVID-19 related disclosure to account for any changes to your business as a result of the lifting of COVID-19 restrictions in China in December 2022, as we note from your representation on page 77 that your business appears to have benefitted from the increase in the use of online study throughout 2022.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33 to 34 and 77 to 78 of the Revised Draft Registration Statement.

We are subject to the oversight of the CAC and it is unclear how such oversight may impact us . . ., page 43

17.	Please state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

Net Revenues, Revenue from individual users, page 77

18.	You disclose the company “ceased offering online tutoring services at the end of 2021 in order to be compliant with relevant PRC regulations, which restrict the provision of tutoring services on academic subjects by after-school tutoring institutions to students in compulsory education.” Please disclose the amount of revenue derived from this service offering to individual users in 2021, and discuss the extent that income was impacted by lost revenues from online tutoring services in 2022. As applicable, discuss whether the effect of these PRC regulations represents a known trend, uncertainty or event that is reasonably expected to have a material impact on your net sales, income from operations, profitability, or liquidity, or that would cause reported financial results to not be indicative of future operating results or financial condition. Refer to Items 5A and 5D of Form 20-F as referenced from Item 4a of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Draft Registration Statement.

Securities and Exchange Commission May 17, 2023 Page 6

19.	Please discuss in greater detail the increase of individual paying users who switched to online study at home during the COVID-19 pandemic on your net revenues and income from operations during the year ended December 31, 2022. As applicable, explain whether the increased number of K-9 students opting for online learning from home during the pandemic represents a material trend that is expected to continue to impact your future operating results and financial condition. Refer to Items 5A and 5D of Form 20-F as referenced from Item 4a of Form F-1.

The Company respectfully advises the Staff that, although it believes that the growth in its revenue from individual users in 2022 was partly the result of the increase of K-9 students who switched to online study at home and subscribed for our digital educational contents during the COVID-19 pandemic, the Company is not able to quantify the proportion of the increase in revenue that is attributable to the increased number of paying users opting for online learning during the pandemic as opposed to other factors contributing to our growth in the same period. In addition, the circumstances that have driven our business growth during the pandemic may not persist in the future. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. The revocation or replacement of the restrictive measures to contain the COVID-19 pandemic may shift the public’s focus to offline activities and affect their interest in online learning and digital education to a certain extent. Consequently, the demand for and continued use of our products and contents by users, as well as the growth rate of our revenue, may decline in future periods as the effects of the COVID-19 pandemic abate.

The Company has revised the disclosure on pages 33 to 34 and 77 to 78 of the Revised Draft Registration Statement.

20.	Please describe the extent to which the increase in paying subscribers is attributable to changes in prices and/or changes in the volume of subscriptions, and/or to the expansion of the scope of your product offerings in 2022. Refer to Item 5A.1 of Form 20-F as referenced from Item 4a of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Draft Registration Statement.

Operating Expenses, page 78

21.	Please discuss in greater detail how your business restructuring plans related to staff optimization and cost reduction efforts impacted your results of operations and financial condition for the year ended December 31, 2022. Refer to Item 5A of Form 20-F as referenced from Item 4a of Form F-1.

The Company respectfully submits that, due to the cessation of its online tutoring services and in line with its business restructuring, the number of its staff decreased from 128 as of December 31, 2021 to 112 as of December 31, 2022, resulting in decreases in staff costs and compensation as well as other related general office and administrative expenses. Such decreases in turn contributed to an operating income in 2022 as compared to an operating loss in 2021.

The Company has revised the disclosure on page 79 of the Revised Draft Registration Statement.

22.	Please expand your discussion of the significant decrease in sales and marketing expenses in response to changes in the PRC regulatory environment. In this regard, please explain how your sales and marketing efforts have been adapted to the bans in private tutoring services for K-9 students implemented in 2021. Refer to Item 5D of Form 20-F as referenced from Item 4a of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised Draft Registration Statement.

Securities and Exchange Commission May 17, 2023 Page 7

MD&A

Interest Rate Risk, page 81

23.	We note your disclosure that you are “exposed to interest rate risk on [y]our interest-bearing assets and liabilities.” Please revise your Summary of Risk Factors and Risk Factors sections to reflect this risk.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Draft Registration Statement.

Business

Our Users for Namibox, page 100

24.	Please disclose the basis for your statement here that you have formed a “large and loyal fan community” or state that it is management’s belief.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Draft Registration Statement.

Where You Can Find Additional Information, page 177

25.	Please update your disclosure to include your internet address. Refer to Item 4(e) of Form F-1.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 178 of the Revised Draft Registration Statement.

General

26.	We note your footnote on page 138 stating that the business address of your directors and executives is in the PRC. If you have one or more directors, officers or members of senior management located in the PRC or Hong Kong, please (i) state that this is the case and identify the relevant individuals and (ii) include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments or liabilities against such individuals.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Revised Draft Registration Statement to address the risks related to effecting service of legal process, enforcing foreign judgments and bringing actions in China against the Company or its management.

The Company further respectfully advises the Staff that it has included a separate “Enforceability” section on page 67 addressing the challenges of recognizing and enforcing foreign judgments in Cayman Islands, the PRC and Hong Kong.

27.	Please define or include descriptions of what it means to be a “registered user” as it relates to your business. In this regard we note your discussion of “registered users” throughout the prospectus.

In response to the Staff’s comment, the Company has added the definition on page 11 of the Revised Draft Registration Statement.

***

Securities and Exchange Commission May 17, 2023 Page 8

If you have any questions regarding the Revised Draft Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell), or Justin Zhou at justin.zhou@kirkland.com, + 86 10 5737 9323 (work) or +86 18614200658 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

Enclosure

c.c.

Jin Xu, Chairman of the Board of Directors and Chief Executive Officer, Jinxin Technology Holding Company

Jun Jiang, Director and Chief Operating Officer, Jinxin Technology Holding Company

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Justin Zhou, Esq., Partner, Kirkland & Ellis International LLP

Patrick Wong, Partner, WWC Professional Corporation Limited

Ying Li, Esq., Partner, Hunter Taubman Fischer & Li LLC

Guillaume de Sampigny, Esq., Partner, Hunter Taubman Fischer & Li LLC